[GRAPHIC OMITTED] Acergy

            Acergy S.A. announces investment in new state-of-the-art
                  pipelay ship for operations in deepwater and
                          harsh environments worldwide

London, England - December 16, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today that it has acquired the Borealis, a strategic enabler, which is expected to drive superior returns for future activity.

This differentiating asset, currently being built at the Sembawang Shipyard in Singapore, is a DP3 dynamic positioning vessel equipped with a 5,000T crane. Acergy plans to install a 1,000T J-Lay tower and state-of-the-art 600T S-Lay equipment. It will also be fitted with a range of support systems and construction equipment for worldwide deepwater and harsh environment operations. Provision will be made for accepting one of the Company's heavy duty flexible pipelay systems.

Final completion and operational delivery of the ship is scheduled for H1 2012. Total costs, upon delivery, are expected to be less than $500m, including approximately $260m relating to the acquisition of the ship and delivery as per the original design. This investment will be funded entirely from the Company's existing cash resources.

Jean Cahuzac, Acergy's Chief Executive Officer, said: "The Borealis provides unprecedented flexibility and capability, which together with our engineering and project management expertise, will enable us to meet our clients' strategic needs, particularly in deepwater and harsh environment acreage.

Our strong operating and financial position has enabled us to capitalise on this unique opportunity at an attractive price. This investment represents a key milestone in Acergy's long-term strategy implementation. We expect this ship to be a strategic enabler to exploit future market growth opportunities and to generate superior returns for shareholders."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the timing and value of said transaction, the delivery date of the ship, the equipment fit out and capabilities of the ship and the expected returns. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.